UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

(28 March 2018)
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Chairman's Letter and Scrip Form

                                                                                                                                                                                                      CRH plc                                          T +353 (1) 634 4340
                                                                                                                                                                                                      42 Fitzwilliam Square                     E crh42@crh.com
                                                                                                                                                                                                      Dublin 2
                                                                                                                                                                                                      D02 R279
                                                                                                                                                                                                      Ireland                                             www.crh.com

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other independent professional adviser immediately.

If you no longer hold any Ordinary Shares in CRH plc, you should consult the stockbroker, bank or other agent through or by whom the sale or transfer was effected without delay.

28th March 2018

To the holders of Ordinary Shares.

Dear Shareholder,

Scrip dividend offer in respect of the final dividend of 48.8 cent per share to be paid on 4th May 2018

The choice of taking New Shares rather than cash is again being offered to Shareholders in respect of the final dividend of 48.8 cent per share to be paid on the Ordinary Shares on
4th May 2018, subject to the approval of the dividend at the Annual General Meeting to be held on 26th April 2018.

The price of one New Share will be €27.47. Accordingly, your entitlement will be one New Share for every 70.363730 Ordinary Shares held where dividend withholding tax applies and for every 56.290984 Ordinary Shares held where the withholding tax does not apply. Details of the calculation of the price of a New Share are set out overleaf under “Basis of Calculation”.

The opportunity to receive New Shares instead of a cash dividend enables Shareholders to increase their shareholding in CRH without incurring dealing costs or stamp duty.

The offer is made under the Terms and Conditions of the Scrip Dividend Scheme, which can be accessed by selecting “Dividends” under “Equity Investors” in the Investors section of the CRH website, www.crh.com. You are advised to consider carefully the Terms and Conditions before making a decision. In particular, your attention is drawn to Section 3 of the document which summarises the likely tax consequences.

Full details of the options available and the action to be taken are set out in the enclosed Election and Mandate Form or Notice of Entitlement.

Annual Report and Form 20-F

The Company’s Annual Report and Form 20-F for 2017 has been published and is available at www.crh.com.

Yours faithfully,

N. Hartery

Chairman

Registered in Dublin: No 12965. Registered Office: 42 Fitzwilliam Square, Dublin 2, D02 R279, Ireland

Directors: N. Hartery Chairman, A. Manifold Chief Executive, R. Boucher, P.J. Kennedy, D.A. McGovern Jr. United States,

H.A.
McSharry, S. Murphy, G.L. Platt Canadian, L.J. Riches British, H.Th. Rottinghuis Dutch, W.J. Teuber Jr. United States

Company Secretary: N. Colgan

PARTICULARS OF THE SCRIP DIVIDEND OFFER IN RESPECT OF THE FINAL DIVIDEND FOR THE YEAR ENDED 31ST DECEMBER 2017

1.
Basis of Calculation

Shareholders on the Register on 9th March 2018, the Record Date, will be entitled to participate in the Scrip Dividend Offer based on their holding of Ordinary Shares at that date.

The entitlement to New Shares has been calculated on the basis of the final dividend of 48.8 cent per Ordinary Share and a value for each New Share of €27.47. In accordance with the Articles of Association, the value of a New Share has been calculated by reference to the average of the high and low share prices for the Ordinary Shares as derived from the Irish Stock Exchange Daily Official List for each of the three business days commencing on 8th March 2018, being the day on which the Ordinary Shares were first quoted ex-dividend*. The entitlement is one New Share for every 70.363730 Ordinary Shares held where dividend withholding tax (“DWT”) applies and for every 56.290984 Ordinary Shares held where the withholding tax does not apply. DWT must be deducted from dividends paid by an Irish resident company unless a shareholder is entitled to an exemption.
Properly completed exemption forms must be received by Link Registrars Limited (trading as Link Asset Services) (the “Registrars”) by the Record Date in order for a dividend to be paid gross; in the case of the 2017 Final Dividend, the deadline was 9th March 2018. If you are entitled to an exemption from DWT, copies of the exemption form may be obtained by accessing www.revenue.ie and typing ‘DWT exemption form’ in the site search facility.

Fractions of a New Share will not be allotted. An election to receive New Shares which gives rise to a fractional entitlement will be rounded up to the nearest whole New Share.

The Scrip Dividend Offer is subject to admission, for which application will be made, of the New Shares to

(a) the Official Lists of the U.K. Listing Authority and the Irish Stock Exchange and (b) trading on the London Stock Exchange’s market for listed securities and the Main Securities Market of the Irish Stock Exchange. The New Shares will, on issue, rank pari passu in all respects with the existing Ordinary Shares and will be entitled to rank for all subsequent dividends. Such shares may be held in certificated or uncertificated form.

If, in respect of the 2017 Final Dividend, all Shareholders entitled thereto elected to receive New Shares instead of cash, a total of 14,905,034 New Shares would be issued (ignoring any reductions in respect of dividend withholding tax) representing an increase of 1.78% in the Company’s existing issued Ordinary Share Capital (excluding Treasury Shares). If all Shareholders elected to receive cash the amount payable by the Company would be €409,441,313.

2.
Mandate Scheme

A Mandate may only be given in respect of all and not part of a Shareholding. Once a Mandate is effected, it will apply to all subsequently acquired Ordinary Shares, including future New Shares acquired, until revoked in accordance with the Terms and Conditions.

Completed Election and Mandate Forms must be received by the Registrars by 12 noon on 18th April 2018 in order to effect a Mandate in respect of future Scrip Dividend Offers.

Shareholders with a Mandate in place will be notified in writing of each Scrip Dividend Offer and will receive a Notice of Entitlement setting out details of their entitlement to New Shares.

A notice of revocation of a Mandate will take effect from date of receipt by the Registrars, save in respect of a particular Scrip Dividend Offer where it is received after the final date for receipt of such for that dividend, in which case it will apply in respect of all subsequent Scrip Dividend Offers. In the case of the 2017 Final Dividend the latest time and date is 12 noon on 18th April 2018.

3.
If you have sold or transferred Ordinary Shares

If you have sold or transferred all or part of your registered holding of Ordinary Shares prior to 8th March 2018 and those shares are nonetheless included in the number of shares stated in Box A on the Election and Mandate
Form or Notice of Entitlement you should immediately consult your stockbroker, bank or other agent through or by whom the sale or transfer was effected.

4.
Timetable of Events

Ordinary Shares quoted ex-dividend 8th March 2018
Record Date for Dividend 9th March 2018
Despatch of this document with Election and Mandate Forms or Notices 28th March 2018 of Entitlement
Latest date for receipt of completed Election and Mandate Forms 18th April 2018
Latest date for receipt of notices of revocation 18th April 2018
Annual General Meeting 26th April 2018
Despatch of dividend warrants in respect of dividends paid on Ordinary Shares 3rd May 2018
Despatch of definitive Share Certificates for New Shares 3rd May 2018
Dividend payment date 4th May 2018
CREST accounts credited with New Shares 4th May 2018
Dealings expected to commence in the New Shares 4th May 2018

*For reference purposes only, the equivalent price in Sterling would be £24.45.

THIS DOCUMENT WHICH IS PERSONAL TO THE SHAREHOLDER(S) NAMED BELOW AND WHICH IS NOT TRANSFERABLE IS IMPORTANT AND REQUIRES YOUR IMMEDIATE
ATTENTION. If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold or transferred all or part of your registered holding of Ordinary Shares prior to 8th March 2018 and those Shares are nonetheless included in the number of shares stated in Box A, you should consult your stockbroker, bank or other agent through or by whom the sale or transfer was effected immediately.

CRH plc
Registered in Dublin No. 12965. Registered Office: 42 Fitzwilliam Square, Dublin 2, D02 R279.

2017 FINAL DIVIDEND - SCRIP DIVIDEND OFFER

Election and Mandate Form or Notice of Entitlement (see notes below)

Box A Registered holding of Ordinary Shares on 9th March 2018	Box B Net cash dividend entitlement * €	Box C Maximum number of New Shares to which you are entitled	Box D Number of New Shares which you wish to receive if less than your maximum entitlement shown in Box C	Box E Mark with an “X” to effect a mandate in respect of future dividends

*Net cash dividend entitlement is shown after the deduction of Dividend Withholding Tax (“DWT”), where applicable.

The Chairman’s Letter dated 28th March 2018 (the “Circular”) and the Terms and Conditions booklet should be carefully considered before any action is taken. Certain words and expressions defined in the Terms and Conditions bear the same meanings when used in this Election and Mandate Form or Notice of Entitlement, unless the context otherwise requires. DWT must be deducted from dividends paid by CRH, unless a shareholder is entitled to an exemption and has submitted a properly completed exemption form to Link Asset Services (the “Registrars”) by the record date for a dividend.

HOW TO DEAL WITH THIS FORM
   1      If the words “Already Mandated” are printed across Boxes D and E above, a Mandate to take New Shares instead of cash is already in place, this is a Notice of
Entitlement and your options are:
(i)
To receive your maximum entitlement to New Shares in respect of the final dividend: take no action;
or
(ii)
To receive your dividend in cash in respect of the final dividend: you must revoke the existing mandate in writing. (All joint holders must sign.)

2
If the words “Already Mandated” are not printed across Boxes D and E above, this is an Election and Mandate Form and your options are:
(i)
To receive your maximum entitlement to New Shares instead of cash for the final dividend: sign and date this Form;
or
(ii)
To receive your maximum entitlement to New Shares in respect of the final dividend and under any future Scrip Dividend Offer: place an “X” in Box E, sign and date this Form;
or
(iii)
To receive a combination of New Shares and cash in respect of the final dividend: insert in Box D the number of New Shares you wish to receive (which must be less than the number shown in Box C), sign and date this Form. The final dividend will be paid in cash in respect of the Ordinary Shares on which no election is made;
                                  or
(iv)
To receive your total final dividend in cash: take no action. Do not return this Form. The final dividend will be paid in the usual way.

If you elect to receive New Shares in accordance with 2(i), (ii) or (iii) or if you wish to revoke your Mandate in accordance with 1(ii), your completed Form or your notice of revocation, as the case may be, should be sent to the Registrars, in the prepaid envelope provided, so as to arrive no later than 12 noon on 18th April 2018.

To: The Directors of CRH plc

I/We, being the holder(s), at the close of business on 9th March 2018, of the number of Ordinary Shares in the Company set out in Box A above, hereby give notice that, in lieu of payment in cash in respect of the final dividend for the year ended 31st December 2017, I/we irrevocably elect to receive an allotment of the number of New Shares shown in Box C above or, if less, the number of New Shares shown in Box D above credited as fully paid on the terms and conditions of the Scrip Dividend Offer, as set out in the Circular, the Terms and Conditions and the Memorandum and Articles of Association of the Company as from time to time varied.

If so indicated in Box E above, I/we wish my/our election to apply in respect of my/our entire holding of Ordinary Shares on the appropriate Record Date(s), for and on the same terms as any Scrip Dividend Offers made to other Shareholders until revoked by me/us. Completion of the Mandate by marking Box E automatically replaces any other election.

I/We acknowledge that the Company reserves the right to treat any election not strictly complying with the terms and conditions of the Scrip Dividend Offer as nevertheless valid. I/We request and authorise the Company to procure my/our name(s) be placed on the Register of Members of the Company as holder(s) of the New Shares and to send to me/us a definitive certificate in respect of the said New Shares for which this application is accepted, by post at my/our risk to the address given above (unless I/we direct otherwise) or, if my/our shares are held in uncertificated form to credit my/our CREST account with the New Shares.

I/We represent and warrant that I am/we are not, and that I am/we are not applying on behalf of, a Non-eligible Shareholder, and am/are not applying with a view to the re-offer, re-sale, transfer or delivery of any of the New Shares which are the subject of this election, directly or indirectly, to or for the benefit of any Non-eligible Shareholder.

CREST MEMBERS: PLEASE NOTE THERE IS NO FACILITY TO MAKE AN ELECTION FOR THIS DIVIDEND THROUGH THE CREST SETTLEMENT SYSTEM.

Sign here ONLY if you are the person(s) named above.

(1) Signature:..................................
(2) Signature:.........................................

(3) Signature:..................................
(4) Signature:........................................

 Dated:............................................
Daytime Tel. No....................................

                                                                                                                                                    (in case of queries)

Notes: 1. All joint holders must sign.

2.
A corporation should affix its common seal or sign under the hand of a duly authorised official who should state his/her capacity.

3.
If this Election and Mandate Form is signed under a power of attorney, such power of attorney or a duly certified copy thereof must accompany this Form.

All enquiries regarding this Form should be addressed to Link Registrars Limited (Trading as Link Asset Services), P.O. Box 7117, Dublin 2. Tel. +353 1 553 0050, Fax +353 1 224 0700. Completed Forms should be sent by post (in the prepaid envelope provided) to the same address or delivered by hand to Link Registrars Limited (Trading as Link Asset Services),
2 Grand Canal Square, Dublin 2, D02 A342.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 28 March 2018
By:___/s/Neil Colgan___
N.Colgan
Company Secretary